3/16/2004

04002058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 19993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    G EQUITY INVESTMENT GROUP, LTD.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  20 N. CLARK STREET, SUITE 2550

                                  (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

CHICAGO	ILLINOIS	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  PHILLIP C. GOLDSTICK   312-782-3280

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  WELTMAN KATZ MIKELL & NECHTOW, LTD.

                        (Name – if individual, state last, first, middle name)

450 SKOKIE BLVD., SUITE 507	NORTHBROOK	ILLINOIS	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FEB 23 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>PHILLIP C. GOLDSTICK</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>G EQUITY INVESTMENT GROUP, LTD.</u> , as of <u>DECEMBER 31,</u> , 20<u>03</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

CHAIRMAN
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CONTENTS

WELTMAN KATZ MIKELL & NECHTOW, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

450 SKOKIE BOULEVARD • SUITE 507

NORTHBROOK, ILLINOIS 60062-7913

(847) 564-7600

Fax (847) 564-7609

INDEPENDENT AUDITORS' REPORT

February 12, 2004

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the balance sheet of G Equity Investment Group, Ltd. as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G Equity Investment Group, Ltd. at December 31, 2003, the results of its operations and the changes in its financial position for the year then ended, and in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.

Respectfully submitted,

Weltman Katz Mikell & Nechtow, Ltd.

WELTMAN KATZ MIKELL & NECHTOW, LTD.

G EQUITY INVESTMENT GROUP, LTD.
BALANCE SHEET
DECEMBER 31, 2003

SEE INDEPENDENT AUDITORS' REPORT

ASSETS

Current Assets		
Cash and cash equivalents	$ 12,268	
Accounts receivable - brokers	552	
Investments	46,596	
Total Current Assets		$ 59,416
Property and Equipment (Note 1)		
Equipment	33,523	
Less: Accumulated depreciation	(33,523)	
Property and equipment - Net		- - -
Total Assets		$ 59,416

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses	2,289	
Deferred income taxes (Note 1)	- - -	
Total Current Liabilities		$ 2,289
Stockholders' Equity		
Capital stock (5,000 no par common shares authorized; 2,500 issued and outstanding)	2,500	
Paid-in-capital	22,500	
Retained earnings	32,127	
Total Stockholders' Equity		57,127
Total Liabilities and Stockholders' Equity		$ 59,416

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

SEE INDEPENDENT AUDITORS' REPORT

Revenues		
Commissions	$ 362,994	
Investment income	8,972	
Other	2,825	
Total Revenue		$ 374,791
Expenses		
Commissions	7,881	
Regulatory fees and expenses	5,697	
Rent	24,000	
Communications	2,523	
Consulting and professional fees	316,925	
Other operating expenses	5,616	
Depreciation expense	1,969	
Total Expense		364,611
Income from operations		10,180
Income tax expense (refund)		
Current		- - -
Deferred		- - -
Net Income		$ 10,180
Earnings per Share of Common Stock		$ 4.07

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

SEE INDEPENDENT AUDITORS' REPORT

	Common Shares	Stock Amount	Paid In Capital	Retained Earnings
Balances - Beginning of Year	2,500	$ 2,500	$ 22,500	$ 21,947
Net Income	- - -	- - -	- - -	10,180
Balances - End of Year	2,500	$ 2,500	$ 22,500	$ 32,127

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

SEE INDEPENDENT AUDITORS' REPORT

Cash Flows from Operating Activities
Net (Loss) $ 10,180

Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation expense   1,969
Unrealized gain on investments   (8,851)

(Increase) Decrease in
Accounts receivable   (471)

Increase (Decrease) in
Accrued expenses   14

Net Cash Provided by Operating Activities $ 2,841

Cash Flows from Investing Activities
Increase in investments   (87)

Net Cash Provided by Investing Activities   (87)

Net (Decrease) in Cash and Cash Equivalents   2,754

Cash and Cash Equivalents - Beginning of Year   9,514

Cash and Cash Equivalents - End of Year $ 12,268

The accompanying notes are an integral part of these financial statements.

-5-

G EQUITY INVESTMENT GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

Description of Business Operations
The Corporation is a broker-dealer of investment products sold to customers in North America.

Cash and Cash Equivalents
Cash and cash equivalents consist of funds in the Company's checking and money market accounts.

Investments
At December 31, 2003, the Company maintained positions in several publicly traded mutual funds. The cost basis of the mutual funds at December 31, 2003, was $31,099 and unrealized gains on the mutual funds through December 31, 2003, totaled $12,197.

In addition, during 2000 the Company invested $3,300 to purchase 300 shares of The Nasdaq Stock Market, Inc. At December 31, 2003 this investment was valued at its original cost.

Income Taxes
The Corporation is taxed as a regular corporation. At December 31, 2003, no deferred income taxes were recognized as a result of the differences in timing in reporting income for financial statement and income tax purposes.

Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Property and Equipment:
Property and equipment is stated at cost. Depreciation expense is provided for in an amount sufficient to relate the cost of the assets over their estimated useful lives. Depreciation is being computed under the straight-line method.

G EQUITY INVESTMENT GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

2. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Corporation had net qualified capital of $46,716 which was $21,716 in excess of its required net capital of $25,000. The Corporation's aggregate indebtedness to net capital ratio was .05 to 1.

3. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the average number of common shares outstanding for the year (2,500 shares).

4. RELATED PARTY TRANSACTIONS

Expenses include $341,851 paid to Phillip C. Goldstick and Associates, Ltd. and Philip C. Goldstick, which are affiliated by reason of common ownership, for reimbursement for employee services, office, legal, rent, consulting fees and other expenses.

SUPPLEMENTARY INFORMATION

WELTMAN KATZ MIKELL & NECHTOW, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
450 SKOKIE BOULEVARD • SUITE 507
NORTHBROOK, ILLINOIS 60062-7913

(847) 564-7600
FAX (847) 564-7609

SUPPLEMENTARY INFORMATION REQUIRED
BY SEC. RULE 17a-5

February 12, 2004

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2003 and have issued our report thereon dated February 12, 2004. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Weltman Katz Mikell & Nechtow, Ltd.

WELTMAN KATZ MIKELL & NECHTOW, LTD.

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital

Total stockholders' equity qualified for net capital		$ 57,127
Nonallowable Assets		
Investment in Common Stock	$ 3,300	
Accounts receivable	500	
Haircuts on securities (computed where Applicable, pursuant to Rule 15C-1(F))	6,611	
		10,411
Net Capital		$ 46,716

Aggregate Indebtedness

Items included in statement of financial condition:

Other accounts payable and accrued expenses	2,289	
Total Aggregate Indebtedness		$ 2,289

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 153
Minimum Dollar Net Capital Requirement	$ 25,000
Excess Net Capital	$ 21,716
Excess of Net Capital At 1000%	$ 46,487

Ratio: Aggregate Indebtedness to Net Capital = .05 to 1.

SCHEDULE II

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Reconciliation with Corporation's computation (included
in Part II of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Corporation's Part II (unaudited)	$ 42,705
Net audit adjustments-	
Reduction in accrued expenses	4,011
Net Capital Per Above	$ 46,716

SCHEDULE III

COMPUTATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Pursuant to Reg. 240.15C-3-3(k) of the Securities and Exchange Commission, the
Corporation is exempt from the reserve requirement.

WELTMAN KATZ MIKELL & NECHTOW, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

450 SKOKIE BOULEVARD • SUITE 507

NORTHBROOK, ILLINOIS 60062-7913

(847) 564-7600

FAX (847) 564-7609

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

February 12, 2004

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

In planning and performing our audit of the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by G Equity Investment Group, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

G Equity Investment Group, Ltd.
February 12, 2004

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Respectfully submitted,

Weltman Katz Mikell & Nechtow, Ltd.

WELTMAN KATZ MIKELL & NECHTOW, LTD,